Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of November 2016	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Q3 and Nine Months 2016 Consolidated Results

PROGRESS ON OPENING NEW DOORS GLOBALLY

EARLY RETAIL RESULTS ARE POSITIVE

CASH FLOW AND FINANCIAL POSITION STRENGTHEN

  CONSOLIDATED REVENUE FOR Q3 2016 WERE EURO 102 MILLION DOWN 11.4% AS COMPARED TO 2015. DESPITE LOWER REVENUES, GROSS MARGIN CONTINUED TO IMPROVE TO 34.3% IN Q3 2016 AS OPPOSED TO 32.7% IN Q3 2015.
  EBITDA WAS POSITIVE REACHING EUROS 2.2 MILLION IN Q3 UP SLIGHTLY FROM EUROS 1.5 MILLION IN THE PRIOR YEAR. EBIT IMPROVED FROM A LOSS OF EUROS 1.9 MILLION IN Q3 2015 TO A LOSS OF EUROS 0.9 MILLION IN Q3 2016
  16 NEW DIRECTLY OPERATED NATUZZI SALES POINTS OPENED DURING THE YEAR TO DATE AND PLANS ARE UNDER WAY TO OPEN 2 MORE BY YEAR END.
  FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30TH ALSO CONTINUED TO IMPROVE.
  DESPITE NET REVENUES DECLINE OF 6.8% TO EURO 332.6 MILLION, GROSS MARGIN IMPROVED SIGNIFICANTLY, FROM 31% IN 2015 TO 34.3% THIS YEAR, AND NET INCOME IMPROVED FROM A LOSS OF EURO 18.3 MILLION IN 2015 TO A LOSS OF EURO 6.6 MILLION THIS YEAR AND EBITDA IMPROVED TO POSITIVE EURO 8.8 MILLION VS. A LOSS OF EURO 0.8 MILLION LAST YEAR.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 17, 2016--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) has approved the Q3 2016 consolidated results.
Following the Board meeting, the Chairman and CEO Pasquale Natuzzi stated:
“We have operated the third quarter of 2016 under our new strategy and organization and the results, although not visible in the net numbers yet, continue to improve. Branded product is maintaining value in the market with a reduction in revenue as a response to competitor discounting. We remain focused on protecting the value of our brand, the most recognized high-end furniture brand in the world. Softaly suffered as a result of the difficulties of one of our major customers. We are working with them on a new strategy which we believe will benefit us both. Early indications of order flow from our recent North American Furniture Market in High Point are extremely favorable, demonstrating that our customers, both branded and private label, remain excited about our product and increasingly about our brand.”

“Leveraging on the existing distribution network and brand awareness, as well as newly acquired direct operated stores, the Company saw some positive performance in Europe and Asia. The largest immediate opportunity is in North America where efforts to expand continue. To this end, the Company has recently completed agreements to acquire stores in Florida and Italy as part of the continued expansion of Directly Operated Stores.”

Mr. Natuzzi added - “Early results of the evolving application of our new strategy remain encouraging and we continue to realign the organization along these new dimensions. In addition to the dedicated expansion in doors and direct merchandising, we have begun efforts to rationalize headquarter expense and are already seeing the benefit. We expect these efforts to result in a return to profitability in the near future. As of now we see positive results in both the average value of retail transactions and price per seat in Natuzzi Italia.” - he continued - “Both of these improvements are a direct result of our branding strategy and investment.”

Chief Financial Officer Vittorio Notarpietro added:
“A transition of this magnitude requires substantial effort and time. We have successfully reallocated all appropriate resources to the two operating divisions. We have made significant progress in rationalizing the general and administrative expenses of the corporate division. As a result of these efforts combined with early success in higher value branded sales, cash flow from operations has increased to Euros 15.3 million and our net financial position has improved greatly, almost 10% from the end of last year (Euro 15.9 million versus Euros 14.5 million).
We recently acquired five existing franchised stores in Italy and seven stores in Florida. The main reason for the strategy to buy back stores is to improve control toward our Brand distribution, taking, at the same time, advantage of the entire value chain. But even from a pure cash point of view, the direct retailing has an advantage compared with the traditional whole-sale business which is more cash intensive.”
“We are now tracking operations on both retail and manufacturing basis and evolving management systems to allow us to optimize our business. I am happy to advise that for stores we operated at the beginning of 2016, revenues have increased 2.8% through mid-November. Further, we have seen an increase of 6.3% in average DOS transaction and an increase of 11% in the related price per seat.”

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €488.5 million in 2015, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the third quarter 2016 & 2015 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	30-Sep-16	30-Sep-15%		30-Sep-16	30-Sep-15

Upholstery net sales	90,2	103,6	-12,9%	88,4%	89,9%
Furnishings net sales	5,8	5,2	11,5%	5,7%	4,5%
Other sales	6,0	6,4	-5,6%	5,9%	5,6%
Total Net Sales	102,0	115,1	-11,4%	100,0%	100,0%

Consumption (*)	(42,8)	(53,5)	-20,0%	-42,0%	-46,5%
Labor	(16,9)	(16,7)	1,2%	-16,6%	-14,5%
Industrial Costs	(7,3)	(7,3)	0,2%	-7,2%	-6,3%
of which: Depreciation, Amortization	(2,4)	(2,5)	-3,7%	-2,3%	-2,1%
Cost of Sales	(67,0)	(77,5)	-13,5%	-65,7%	-67,3%

Industrial Margin	35,0	37,6	-7,0%	34,3%	32,7%

Selling Expenses	(15,1)	(19,6)	-23,2%	-14,8%	-17,0%
Transportation	(9,2)	(12,5)	-26,7%	-9,0%	-10,9%
Commissions	(1,8)	(2,2)	-16,2%	-1,8%	-1,9%
Advertising	(4,0)	(4,9)	-17,5%	-4,0%	-4,3%

Other Selling and G&A	(20,8)	(19,9)	4,7%	-20,4%	-17,3%
of which: Depreciation, Amortization	(0,7)	(1,0)	-22,1%	-0,7%	-0,8%
EBITDA	2,2	1,5		2,1%	1,3%

EBIT	(0,9)	(1,9)		-0,9%	-1,7%

Interest Income/(Costs), Net	(0,9)	(1,2)
Foreign Exchange, Net	(0,1)	(1,0)
Other Income/(Cost), Net	(2,6)	(0,2)
Earning before Income Taxes	(4,4)	(4,3)		-4,4%	-3,7%

Current taxes	(1,2)	(0,8)		-1,2%	-0,7%

Net Result	(5,6)	(5,1)		-5,5%	-4,4%

Minority interest	0,1	0,0

Net Group Result	(5,5)	(5,1)		-5,4%	-4,4%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the nine months of 2016 & 2015 on the basis of Italian GAAP
(expressed in millions Euro)

	Nine months ended on		Change	Percentage of Sales
	30-Sep-16	30-Sep-15%		30-Sep-16	30-Sep-15

Upholstery net sales	295,7	318,4	-7,1%	88,9%	89,2%
Furnishings net sales	18,1	17,1	5,5%	5,4%	4,8%
Other sales	18,8	21,3	-11,7%	5,7%	6,0%
Total Net Sales	332,6	356,8	-6,8%	100,0%	100,0%

Consumption (*)	(140,1)	(166,9)	-16,0%	-42,1%	-46,8%
Labor	(55,6)	(56,7)	-1,8%	-16,7%	-15,9%
Industrial Costs	(22,7)	(22,8)	-0,3%	-6,8%	-6,4%
of which: Depreciation, Amortization	(7,1)	(7,5)	-4,5%	-2,1%	-2,1%
Cost of Sales	(218,5)	(246,3)	-11,3%	-65,7%	-69,0%

Industrial Margin	114,2	110,5	3,3%	34,3%	31,0%

Selling Expenses	(51,9)	(59,2)	-12,4%	-15,6%	-16,6%
Transportation	(32,3)	(39,1)	-17,4%	-9,7%	-11,0%
Commissions	(6,8)	(7,2)	-6,4%	-2,0%	-2,0%
Advertising	(12,8)	(12,8)	-0,5%	-3,8%	-3,6%

Other Selling and G&A	(62,9)	(62,6)	0,5%	-18,9%	-17,5%
of which: Depreciation, Amortization	(2,3)	(2,9)	-21,0%	-0,7%	-0,8%
EBITDA	8,8	(0,8)		2,7%	-0,2%

EBIT	(0,6)	(11,3)		-0,2%	-3,2%

Interest Income/(Costs), Net	(3,0)	(2,3)
Foreign Exchange, Net	1,5	(3,0)
Other Income/(Cost), Net	(2,9)	(0,7)
Earning before Income Taxes	(5,1)	(17,2)		-1,5%	-4,8%

Current taxes	(1,6)	(1,1)		-0,5%	-0,3%

Net result	(6,7)	(18,3)		-2,0%	-5,1%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at September 30, 2016 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	30-Sep-16	31-Dec-15

Current assets:
Cash and cash equivalents	56,8	52,5
Marketable debt securities	0,0	0,0
Trade receivables, net	48,6	63,2
Other receivables	23,3	23,9
Inventories	79,8	79,1
Unrealized foreign exchange gains	0,9	0,2
Prepaid expenses and accrued income	1,3	1,4
Deferred income taxes	0,5	0,5
Total current assets	211,2	220,8

Non-current assets:
Net property, plant and equipment	114,3	121,1
Other assets	7,5	7,5
Total non-current assets	121,8	128,6

TOTAL ASSETS	333,0	349,4

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	21,6	19,0
Current portion of long-term debt	12,3	3,4
Accounts payable-trade	53,6	58,9
Accounts payable-other	25,0	27,8
Accounts payable-shareholders for dividends	0,0	0,0
Unrealized foreign exchange losses	0,2	0,3
Income taxes	1,0	0,7
Deferred income taxes	0,5	1,0
Salaries, wages and related liabilities	13,2	14,0
Total current liabilities	127,4	125,1

Long-term liabilities:
Employees' leaving entitlement	20,4	20,5
Long-term debt	6,9	15,6
Deferred income taxes - long term	0,0	0,0
Deferred income for capital grants	7,3	7,7
Other liabilities	20,3	19,8

Total long-term liabilities	54,9	63,7

Minority interest	4,4	3,2

Shareholders' equity:
Share capital	54,9	54,9
Reserves	11,5	3,7
Additional paid-in capital	0,0	0,0
Retained earnings	80,0	98,8

Total shareholders' equity	146,3	157,3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	333,0	349,4

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(Expressed in millions of Euro)
	30-Sep-16	31-Dec-15
Cash flows from operating activities:
Net earnings (loss)	(6,6)	(16,5)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	9,5	13,7
Write-off of fixed asstes	0,0	0,0
Impairment of long lived assets	0,0	0,0
Deferred income taxes	(0,0)	(0,0)
Minority interest	(0,1)	0,0
(Gain) loss on disposal of assets	(0,0)	0,1
Unrealized foreign exchange losses (gains)	(0,8)	(0,2)
Extraordinary items, net	2,0	3,5
Deferred income for capital grants	(0,3)	(0,5)
Non monetary operating items	10,2	16,7

Change in assets and liabilities:
Receivables, net	13,2	34,0
Inventories	1,8	11,1
Prepaid expenses and accrued income	0,1	(0,1)
Other assets	0,9	(5,4)
Accounts payable	(5,6)	(15,8)
Income taxes	0,3	(0,3)
Salaries, wages and related liabilities	2,2	(1,3)
Employees' leaving entitlement	0,0	0,0
Other liabilities	(1,1)	(8,1)
Net working capital	11,7	14,1

Net cash generated/(used) by operating activities	15,3	14,3

Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions	(6,0)	(3,7)
Disposals	0,4	3,6
Dividends paid to minority interests	(0,2)	(0,0)
Goverment grants received	0,0	0,0
Other Assets	0,0	0,0
Marketable debt securities	0,0	0,0
One time termination benefits	(4,1)	(4,1)
Lay-off/Rent penalty dos closure	(0,8)	0,0
Purchase of business, net of cash acquired	(3,3)	0,0
Disposal/devaluation of business	1,5	0,0

Net cash generated/(used) by in investing activities	(12,4)	(4,1)

Cash flows from financing activities:
Long-term debt:
Proceeds	2,3	13,0
Repayments	(2,1)	(3,2)
Short-term borrowings	2,6	(1,7)
Capital injection	0,0	0,0
Dividends paid to minority interests		0,0
Net cash generated/(used) by financing activities	2,8	8,0

Effect of translation adjustments on cash	(1,4)	1,4

Increase (decrease) in cash and cash equivalents	4,3	19,6

Cash and cash equivalents, beginning of the year	52,5	32,9

Cash and cash equivalents, end of the period	56,8	52,5

CONTACT:
NATUZZI INVESTOR RELATIONS
Francesca Cocco, tel. +39.080.8820.493
fcocco@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	November 17, 2016	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi